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TARGET EQUITY INDEX FAMILY

Free Writing Prospectus
Registration Statement
No. 333-178081
Dated June 26,2012
Filed Pursuant to Rule 433

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The Target Equity Index Family aims to identify undervalued companies with the potential to realize their perceived value. The indices were originally developed from research published by Morgan Stanley and aim to identify companies that are thought to be undervalued using some of the metrics used by corporate or private equity buyers.

The Target Equity Index Family offers:

[]   Access to an investment strategy created by Morgan Stanley Research

[]   A transparent methodology

[]   A choice of global, regional and country indices

[]   Independent index calculation by SandP

The Target Equity indices are available via a range of investment products. For further details about these products including the key risks associated with them, please contact your broker or financial adviser.

TARGETING PERFORMANCE

The search for investment performance is about seeking out the brightest prospects - stocks that have the potential to realize higher values.

Sometimes stock picking only scratches the surface of the equity markets, coming across good performers almost by chance. To sift through the equity market and consistently identify attractive stocks demands a targeted approach. Even when the overall market appears lackluster, a thorough screening process may uncover hidden gems.

THE TARGET EQUITY PHILOSOPHY

Why do some stocks outshine others? While many stocks are perceived as undervalued, not all have the potential to realize their true value. Sometimes a stock's potential is identified when it attracts the attention of a corporate or private equity buyer through a takeover or rumor of a potential takeover. But, how do the corporate and private equity buyers recognize this potential, and can other investors benefit from a similar approach?

The Target Equity philosophy is about looking more closely at how corporate and private equity buyers identify their targets. These characteristics may also be attractive to long-term individual investors.

SCREENING FOR HIGH POTENTIAL

Traditional "value" investing uses well-established metrics like price/earnings
(P/E) ratio and market capitalization to identify undervalued stocks. The Target
Equity Index Family takes a different approach. It screens stocks using similar valuation metrics to those often used by private equity investors and corporate buyers to identify their targets.

For example, private equity investors tend to consider "enterprise value" rather than market capitalization, because enterprise value captures not just the value of a company's equity but also the cost of buying a company's debt. Likewise, corporate buyers tend to focus strongly on cash flow, leverage and the value of the company's assets and are generally less focused on P/E ratio.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.
The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

TRANSPARENT STOCK SELECTION

The Target Equity Index Family uses a quantitative, rules based and transparent screening process. It ranks and selects stocks using inputs from publicly available company data to create a series of global, regional and country indices.

DEFINE SELECTION POOL

[]   The selection pool includes companies with securities listed on a regulated exchange in the relevant region

[]   Financial sector stocks are excluded

[]   Stocks that do not meet certain liquidity criteria are excluded, ensuring an investable index

APPLY TARGET EQUITY SCREEN

Stocks are ranked on the basis of five valuation  metricss

[]   Ratio of free cash flow to enterprise value

[]   Interest cover

[]   Dividend yield

[]   Ratio of enterprise value to fixed assets

[]   Ratio of share price to book value

Each metric uses standard inputs from publicly available company data

SELECT TARGET EQUITY STOCKS

The 50 highest ranked stocks across all valuation metrics are selected for the index

CREATE AND CALCULATE THE INDEX

[]   Stocks are equally weighted

[]   The index is rebalanced quarterly

[]   Index levels are calculated by SandP

INVESTMENT CONSIDERATIONS

The Target Equity screen does not aim to replicate a private equity or corporate screening process exactly. Any actual private equity or corporate screening process may involve numerous other inputs, both qualitative and quantitative.

There is no guarantee that the securities identified by the Target Equity screen are undervalued. Further, there is no guarantee or assurance that any such security will rise in value or that the company concerned will become a takeover target.

RISK FACTORS

Index Performance: There is no guarantee that the Target Equity Indices will have positive performance or will outperform benchmark indices. In addition, any investment linked to an Index may not necessarily be the same as an investment in the constituents of that Index. Past performance (actual or simulated) is not indicative of future performance.

Not the Same as Investing in a Private Equity Fund: Private equity investors and corporate buyers are numerous and they use extremely varied approaches to investing. Target Equity Indices track only several of what we believe are some of the more common metrics analyzed by these investors to identify potential targets. As a consequence, investing in the Indices and the returns you might obtain, are not at all equivalent to an investment in a private equity or similar fund. Morgan Stanley may advise private equity funds on strategies and metrics that are not used to determine the Target Equity indices. Even if Morgan
Stanley determines that private equity funds using other strategies or metrics are succesful, it will have no obligation to revise the Target Equity methodology.

THE TARGET  EQUITY INDEX FAMILY

TARGET EQUITY WORLD INDEX                  USD
TARGET EQUITY EUROPE INDEX                 EUR
TARGET EQUITY US INDEX                     USD
ASIA EX JAPAN TARGET  EQUITY INDEX         USD
TARGET EQUITY ALPHA WORLD INDEX            USD
TARGET EQUITY ALPHA US INDEX               USD

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.
The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

Retrospective Index Calculation: Prior to the live date for each index, the
Indices have been retrospectively calculated by the Index Sponsor on a hypothetical basis and therefore this performance comparison is purely theoretical.

No Guarantee of Outperformance: No one can guarantee short-term or long-term outperformance. The stock selection process for the Target Equity Indices could select stocks that under-perform the benchmark index, possibly significantly.
Even if a Target Equity Index does outperform the benchmark index, the Target
Equity Index could decrease in value if the benchmark index suffers losses that are not fully offset by the outperformance of the Target Equity Index.

Fixed Strategy: Target Equity Indices use a pre-defined, objective stock selection that will change only if required by the selection criteria and only at each quarterly rebalancing, even if the Target Equity Indices underperform their benchmark indices. Accordingly, Target Equity Indices are not actively managed to adjust to changing business, financial, geopolitical or other conditions, as would the investment process of a private equity investor or corporate buyer.

Currency Risk: An investment may involve currency risk between the currency of an Index and the currencies of its constituents. An investment in the World,
Europe and Asia Target Indices and the World and Europe Target Equity Alpha
Indices will have currency risk between the currency of the Index and the currencies of some or all of its constituents.

Diversification: The Indices are derived from a predetermined subset of stocks and may be focused exclusively on one geographic region and are likely to be less diversified than comparable benchmark indices. As a result, the indices are likely to be less diversified than comparable benchmark indices.

Research: Morgan Stanley may issue research reports on securities that are, or may become, constituents of an Index. These reports are entirely independent of the Calculation Agent's obligations hereunder. Morgan Stanley will be under no obligation to make any adjustments to an Index to reflect any change in outlook by Morgan Stanley Research.

Calculation Agent and Index Sponsor: The Calculation Agent's calculations and determinations in relation to the Index shall be binding on all parties in the absence of manifest error. No party (whether the holder of any product linked to an Index or otherwise) will be entitled to proceed (and agrees to waive proceedings) against the Calculation Agent in connection with any such calculations or determinations or any failure to make any calculations or determinations in relation to an Index. Morgan Stanley and Co. International plc as Index Sponsor retains the final discretion as to the manner in which the
Index is calculated and constructed. The methodology may change without prior notice and such changes may affect the value of the Index.

Reliance on Information: Unless otherwise stated, all calculations are based on information obtained from various publicly available sources. Both Morgan
Stanley and the Calculation Agent have relied on these sources and not independently verified the information extracted from these sources. Neither
Morgan Stanley nor the Calculation Agent shall be liable in any way for any calculations it performs in reliance of such information. The information used to undertake the selection procedure will be the most up-to-date information available. However, in some cases, the valuation information used to select securities/Index components may have been published several months previously and may not reflect the performance at the time of the selection procedure.

Conflicts of Interest: Morgan Stanley and its affiliates may from time to time engage in transactions involving the constituents of Indices for their proprietary accounts and/or for accounts of their clients, may act as market-maker in such constituents and/or be providing underwriting, banking, advisory or other services to the issuers of such constituents. Such activities may not be for the benefit of the holders of investments related to the Index and may have a positive or negative effect on the value of the constituents and consequently on the value of the Index. In addition, Morgan Stanley and its affiliates may from time to time act in other capacities, such as the issuer of investments, advisor thereof, calculation agent, index sponsor. Morgan Stanley and its affiliates may also issue derivative instruments in respect of such investments and/or the constituents and the use of such derivatives may affect the value of the constituents or the Index. In its role in relation to investments linked the Index, Morgan Stanley or its affiliates may enter into hedging transactions in respect of the constituents or related instruments which may or may not affect the value of such constituents or related instruments. In addition, the unwinding of such hedging transactions may also affect the value of such constituents or instruments, which may in turn affect the value of the
Index. Such activities may present conflicts of interest which may affect the level of the Index.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.
The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

IMPORTANT INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively,
Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll free
1-800-584-6837.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley and Co. LLC,
Morgan Stanley and Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm. For additional information, research reports and important disclosures, see https://secure.ms.com.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision.

The information provided herein has been prepared solely for informational purposes. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan
Stanley acts as "prime broker" and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds.

Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions)
are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

These materials may not be distributed in any jurisdiction where it is unlawful to do so. The products described in this communication may not be marketed or sold or be available for offer or sale in a number of jurisdictions where it is unlawful to do so. This publication is disseminated in Japan by Morgan Stanley
MUFG Securities Co., Ltd only to those investors who are "Professional
Investors" (tokutei toushika) as defined in the Financial Instrument Exchange
Law of Japan and may not be redistributed to other types of investors without the prior written consent of Morgan Stanley; in Hong Kong by Morgan Stanley Asia
Limited; in Singapore by Morgan Stanley Asia (Singapore) Pte. and/or Morgan
Stanley Asia (Singapore) Securities Pte. Ltd., each regulated by the Monetary
Authority of Singapore, which accept responsibility for its contents; in
Australia by Morgan Stanley Australia Limited A.B.N. 67 003 734 576, A.F.S.L.
No. 233742 and/or Morgan Stanley Australia Securities Limited A.B.N. 55 078 652
276, A.F.S.L. No. 233741, which accept responsibility for its contents; in
Canada by Morgan Stanley Canada Limited, which has approved of, and has agreed to take responsibility for, the contents of this publication in Canada; in Spain by Morgan Stanley, S.V., S.A., a Morgan Stanley group company, which is
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this document has been written and distributed in accordance with the rules of
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and is distributed by Morgan Stanley and Co. Incorporated, which accepts
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to those persons who are eligible counterparties or professional clients and must not be acted on or relied upon by retail clients (each as defined in the UK
Financial Services Authority's rules) and is distributed in the European Union by Morgan Stanley and Co. International plc, except as provided above. Private
U.K. investors should obtain the advice of their Morgan Stanley and Co.
International plc representative about the investments concerned. In Australia, this publication, and any access to it, is intended only for "wholesale clients"
within the meaning of the Australian Corporations Act. The trademarks and service marks contained herein are the property of their respective owners.
Third-party data providers make no warranties or representations of any kind relating to the accuracy, completeness, or timeliness of the data they provide and shall not have liability for any damages of any kind relating to such data.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH
ARE DESCRIBED BELOW. NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS
LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN. IN FACT, THERE ARE
FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE
ACTUAL RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR
TRADING PROGRAM.

ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE
GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT. IN ADDITION, HYPOTHETICAL
TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN
COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING. FOR
EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING
STRATEGY IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY
AFFECT ACTUAL TRADING RESULTS. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE
MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM
WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL
PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING
RESULTS.

"Standard and Poor's", "SandP", "SandP 500" and "Standard and Poor's 500" are
trademarks of The McGraw-Hill Companies, Inc.

MSCI, MSCI Europe, MSCI World and all other MSCI index names are the trademarks, registered trademarks, or service marks of MSCI Inc. or its subsidiaries in the
United States and other jurisdictions.

The securities are not sponsored, endorsed, sold or promoted by either SandP or
MSCI, and neither SandP nor MSCI and make any representation regarding the advisability of investing in a security linked to the Target Equity Indices.

Any estimates, projections or predictions (including in tabular form) given in this communication are intended to be forward-looking statements. Although
Morgan Stanley believes that the expectations in such forward-looking statement are reasonable, it can give no assurance that any forward-looking statements will prove to be correct. Such estimates are subject to actual known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this communication. Morgan Stanley expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in its expectations or any change in circumstances upon which such statement is based. Prices indicated are Morgan
Stanley offer prices at the close of the date indicated. Actual transactions at these prices may not have been effected.

The trademarks and service marks contained herein are the property of their respective owners. Additional information on recommended securities discussed herein is available on request. This communication or any portion hereof, may not be reprinted, resold or redistributed without the prior written consent of
Morgan Stanley.

[C] 2012 Morgan Stanley, all rights reserved

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